UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meade Instruments Corp.
Full Name of Registrant

Former Name if Applicable

6001 Oak Canyon
Address of Principal Executive Office (Street and Number)

Irvine, CA 92618
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently negotiated and is in the process of finalizing an amendment to its Amended and Restated Credit Agreement with its bank, which will extend the term of its credit facility and will include a waiver of certain prospective defaults.  Given the Company’s desire to report the terms and conditions of such amendment in its Annual Report on Form 10-K, this process has caused delays in the final preparation and filing of the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007.  This delay in filing the Company’s Annual Report on Form 10-K on a timely basis is not due to any change in or disagreement with the Company’s independent accountants.  The Company expects to finalize the preparation of its Annual Report on Form 10-K within the next several business days but in no event later than June 13, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul E. Ross	949	451-1450
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 24, 2007, the Company issued a press release announcing it results from operations for its fiscal year ended February 28, 2007.  In its press release, the Company reported net sales were $101.5 million for the fiscal year ended February 28, 2007 compared to $119.8 million for the same period last year.  Net loss was $0.98 per share for the fiscal year ended February 28, 2007 compared to a net loss of $0.72 per share in the full fiscal year in 2006. The decrease in net revenue and net income was attributable primarily to previously disclosed challenges in the Company’s operations and supply chain related to riflescope and telescope production; costs associated with the Company’s restructuring and turnaround, including headcount reductions and consolidation of facilities; a reduction in gross margin due to the Company’s program to aggressively reduce its worldwide inventory and product SKUs;  and expenses associated with the Company’s financial restatements of prior years’ results.  Please see Exhibit 99.1 attached hereto for additional financial information issued by the Company on May 24, 2007 in its press release announcing its results of operations for the fiscal year ended February 28, 2007.

Meade Instruments Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 29, 2007	By	Paul E. Ross, SVP – Finance and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).